Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CHANGE OF CHAIRMAN

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) hereby announces that following the election of Mr. Wang Bin as an Executive Director of the Company by the shareholders of the Company at the first extraordinary general meeting 2018 held on 13 November 2018 (the “EGM”), Mr. Wang Bin was elected as the Chairman of the Board at the seventh meeting of the sixth session of the Board held on the same day. The qualification of Mr. Wang Bin is still subject to the approval of the China Banking and Insurance Regulatory Commission, and his term of office will end on the expiry of the term of the sixth session of the Board.

For the biographical details of Mr. Wang Bin, please refer to the announcement of the Company dated 25 September 2018 and the circular of the EGM dated 28 September 2018.

The Board further announces that due to the reason of age, Mr. Yang Mingsheng tendered his resignation as the Chairman of the Board and an Executive Director of the Company on 13 November 2018, which took effect on the same day. Mr. Yang Mingsheng has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its gratitude to Mr. Yang Mingsheng for his contribution to the Company during his tenure of service.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 13 November 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Su Hengxuan
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie